Exhibit 99.3

January 13, 2022

Mercury Systems, Inc.
50 Minutemen Road
Andover, MA
Attn:	Board of Directors

Dear Members of the Board,

As you are aware, we are shareholders of Mercury Systems (the “Company”) and currently own 7.33% of the Company. We appreciate the conversations over the past several months with the Company’s management team and continue to believe there is a substantial value creation opportunity at the Company.

We are writing to you today in regards to the shareholder rights plan (the “Rights Plan”) the Company adopted on December 27, 2021. We believe the Rights Plan is not in the best interests of the Company’s shareholders.

We ask that you immediately eliminate the Rights Plan. Alternatively, if the Company is unwilling to fully remove the Rights Plan, we would expect the Company to, at the very least, (1) raise the ownership threshold which triggers the Rights Plan from 7.5% (or 10% in the case of a passive investor) to 15% for all shareholders and (2) thereafter put the Rights Plan to a vote of all shareholders.

We are available at your convenience to discuss this matter further. As we noted, we believe there is a bright future for the Company and its stakeholders and we look forward to continuing to engage with you to help unlock this value.

Sincerely,

Jeffrey C. Smith
Managing Member
Starboard Value LP